Exhibit 99.1

InterOil Secures US$470 Million Credit Facility

SINGAPORE and PORT MORESBY, Papua New Guinea, Feb. 7, 2017 /PRNewswire/ -- InterOil Corporation (NYSE: IOC, POMSox: IOC) today announced that it has entered into a new US$470 million senior secured credit facility. Once the conditions precedent are satisfied, the new facility will refinance and replace the existing US$400 million secured capital expenditure facility.

As noted in the management information circular mailed to securityholders in relation to the proposed transaction with Exxon Mobil Corporation (NYSE: XOM) ("ExxonMobil"), InterOil's independent Transaction Committee ("the Committee") has had numerous discussions regarding InterOil's financial position and recognized that the availability of additional capital would be important to InterOil on a going-forward basis. As such, in order to ensure that InterOil would have sufficient capital to meet its ongoing expenditure obligations, the Committee recommended to the Board that management of InterOil continue to explore the availability of additional funding options. Today's announcement is the culmination of those efforts and has been approved by the full Board.

The facility is secured at an annual interest rate of LIBOR plus 6.5% and terminates at the end of 2017. In addition, if InterOil receives the interim resource certification payment (as contemplated by the share purchase agreement dated March 26, 2014 between subsidiaries of InterOil and Total S.A.) prior to the closing of the proposed transaction with ExxonMobil, the amount of such payment must be used to repay amounts outstanding under the facility. Lenders in the facility include Australia and New Zealand Banking Group Limited (ANZ), Intesa Sanpaolo SPA, Westpac PNG Limited, Bank of South Pacific Limited, Macquarie Bank Limited, Credit Suisse AG, Morgan Stanley and UBS AG. The financing was led by ANZ who acted as Structuring and Documentation Bank. The senior secured credit facility agreement is available under InterOil's SEDAR profile (available at www.sedar.com) and on EDGAR (available at www.sec.gov).

About InterOil

InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licenses covering about 16,000sqkm. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	United States
David Wu Senior Vice President Investor Relations	Cynthia Black Investor Relations North America
T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contacts

James Golden / Aaron Palash Joele Frank, Wilkinson Brimmer Katcher
T: +1 212 355 4449 E: ioc-jf@joelefrank.com

Forward Looking Statements

This communication includes "forward-looking statements". All statements, other than statements of historical facts, included in this communication are forward-looking statements. Such forward-looking statements may include, without limitation, statements regarding the conditions precedent to the new credit facility, the sufficiency of capital to meeting InterOil's ongoing expenditure obligations, the availability of additional capital to InterOil on a going-forward basis, the pending transaction with ExxonMobil, the timing to consummate the proposed transaction with ExxonMobil, the ability to satisfy the conditions to consummation of the proposed transaction (including, but not limited to, approval by InterOil shareholders and the required approvals from the Yukon courts), the timing or outcome of the resource certification process for the Elk-Antelope field as applicable to the contingent resource payment. These statements are based on the current belief of InterOil, as well as assumptions made by, and information currently available to InterOil. No assurances can be given however, that these events will occur. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of InterOil, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. These include in particular assumptions, risks and uncertainties relating to the fact that the new credit facility will increase the availability of capital on a going-forward basis, the risk that a condition to closing of the proposed acquisition may not be satisfied (including obtaining required approval of InterOil shareholders and the required orders from the Yukon court with respect to the transaction), the timing or outcome of the resource certification process for the Elk-Antelope field as applicable to the contingent resource payment, the size of the resources in the Elk-Antelope field or any change in the estimate or calculation of such resource size, the outcome of the drilling of the Antelope-7 well, and other risk factors discussed in the Circular, InterOil's annual report for the year ended December 31, 2015 on Form 40-F and its Annual Information Form for the year ended December 31, 2015, and under the heading "Factors Affecting Future Results" available through the "Investors" section on ExxonMobil's website and in Item 1A of ExxonMobil's 2015 Form 10-K. InterOil disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable laws.

Legal Notice

None of the securities anticipated to be issued pursuant to the ExxonMobil transaction have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issued pursuant to the ExxonMobil transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This document does not constitute an offer to sell or the solicitation of an offer to buy any securities.

There can be no assurance that the transaction with ExxonMobil will occur. The ExxonMobil transaction is subject to certain approvals and the fulfillment of certain conditions, and there can be no assurance that any such approvals will be obtained and/or any such conditions will be met.